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SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE
NEW YORK, NY 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS JKAUFMAN@STBLAW.COM

June 6, 2014

VIA OVERNIGHT COURIER AND EDGAR

  Re:
  Adeptus Health Inc. (CIK No. 0001602367)
  Registration Statement on Form S-1 (File No. 333-196142)

Jeffrey P. Riedler
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Ladies and Gentlemen:

        This letter is being provided on behalf of Adeptus Health Inc. (the "Registrant") in order to facilitate the review by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Registrant's above-referenced registration statement (the "Registration Statement"). Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement.

        Based on a number of factors, including the Registrant's prospects and the history of and prospects for the Registrant's industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies and preliminary discussions with the underwriters regarding potential valuations of the Registrant, the Registrant advises the Staff that it currently intends to offer 4,900,000 shares of Class A common stock, par value $0.01 per share, at an estimated initial price to the public that would be between $19.00 and $22.00 per share. However, given the volatility of the public trading markets, the Registrant respectfully submits to the Staff that it and its underwriters have not yet finally agreed to a valuation for the initial per share price to the public.

        The Registrant intends to sell all of the shares of Class A common stock offered in the initial public offering. To the extent that the underwriters sell more than 4,900,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 735,000 shares (the "Option Shares") in the aggregate from the Registrant and the Merged Owner at the initial public offering price less the underwriting discount. The proceeds received by the Registrant from the sale of Option Shares will be used to purchase LLC Units from certain of the Existing Owners. In addition, prior to the offering, the Registrant expects to amend the Senior Secured Credit Facility and will draw on the facility to fund a dividend of $60 million to the Existing Owners to be paid prior to the consummation of the offering. Based on the foregoing, the Registrant will no longer consider itself a "controlled company" within the meaning of the corporate governance standards of the New York Stock Exchange.

        The Registrant has also included the below responses to certain comments set forth in the Staff's comment letter dated April 10, 2014, based on the information provided above. To assist the Staff's review, we have retyped the text of the Staff's comments in italics below. The responses and information described below are based upon information provided to us by the Registrant.

Prospectus Cover Page

6.
You state that certain owners of Adeptus Health LLC and the Class A and B shares of the registrant will hold the majority of the voting power of the registrant. Please state the percentage of voting power they will hold.

  As noted above, the Registrant will not consider itself a "controlled company" within the meaning of the corporate governance standards of the New York Stock Exchange. In response to the Staff's comment and to assist the Staff's review, the Registrant has revised the prospectus cover page accordingly and has included this information in Appendix A and intends to include this or similar information in a subsequent pre-effective amendment to the Registration Statement.

Organizational Structure

11.
In the paragraph following the chart on page 10, please disclose the percentage of voting power of the registrant held by each of the Post-IPO Unit Holders, the Merged Owner and the Public Stockholders both 1) after the Reorganization Transactions and the public offering and 2) assuming the exchange of all of the LLC Units by the Post-IPO Unit Holders.

12.
In the same paragraph, please disclose the effective percentage of economic interest in Adeptus Health LLC that will be held by each of the Post-IPO Unit Holders, the Merged Owner and the Public Stockholders both 1) after the Reorganization Transactions and the public offering and 2) assuming the exchange of all of the LLC Units by the Post-IPO Unit Holders.

  In response to comments 11 and 12 and to assist the Staff's review, the Registrant has updated the following disclosure from page 11 of the Registration Statement and intends to include this or similar information in a subsequent pre-effective amendment to the Registration Statement.

  "Voting Power and Ownership Following the Reorganization Transactions

  As a result of the Reorganization Transactions described above:

    •
    Adeptus Health Inc. will hold 8,685,087 LLC Units, representing 42.0% of the economic interest in Adeptus Health LLC (or 8,876,843 LLC Units, representing 42.9% of the economic interest in Adeptus Health LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock). That interest will be allocated as follows:

    •
    the investors in this offering will collectively own 4,900,000 shares of our Class A common stock, representing 23.7% of the economic interest in Adeptus Health LLC through Adeptus Health Inc. (or 5,635,000 shares of Class A common stock, representing 27.3% of the economic interest in Adeptus Health LLC through Adeptus Health Inc., if the underwriters exercise in full their option to purchase additional shares of Class A common stock), as well as representing an equal percentage of the voting power in Adeptus Health Inc.; and

    •
    the Merged Owner will own 3,785,087 shares of our Class A common stock, representing 18.3% of the economic interest in Adeptus Health LLC through Adeptus Health Inc. (or 3,241,843 shares of Class A common stock, representing 15.7% of the economic interest in Adeptus Health LLC through Adeptus Health Inc., if the underwriters exercise in full their option to purchase additional shares of Class A common stock), as well as representing an equal percentage of the voting power in Adeptus Health Inc.;

    •
    the Post-IPO Unit Holders will hold 11,986,455 LLC Units, representing 58.0% of the economic interest in Adeptus Health LLC (or 11,794,699 LLC Units, representing 57.1% of the economic interest in Adeptus Health LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and will hold an equal number of shares of Class B common stock representing an equivalent percentage of the voting power in Adeptus Health Inc.

          Funds affiliated with our Sponsor, including the Merged Owner through its holdings of our Class A common stock and certain Post-IPO Unit Holders through their holdings of LLC Units and our Class B common stock, will collectively own 51.2% of the economic interest in Adeptus Health LLC (or 47.6% of the economic interest in Adeptus Health LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), as well as an equal percentage of the voting power in Adeptus Health Inc."

Organizational Structure

21.
Please disclose how the LLC used the funds it borrowed under the credit facility that will be paid down with the proceeds.

  In response to the Staff's comment and to assist the Staff's review, the Registrant has updated the following disclosure from page 53 of the Registration Statement and intends to include this or similar information in a subsequent pre-effective amendment to the Registration Statement.

          "We estimate the net proceeds to us from this offering, based on the initial public offering price per share of $20.50 (which is the midpoint of the price range shown on the cover of this prospectus), after deducting underwriting discounts and commissions, will be approximately $93.5 million (or $97.2 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). We estimate that our expenses from this offering will be approximately $7.3 million.

          We intend to use all $86.2 million of these proceeds to purchase newly-issued LLC Units from Adeptus Health LLC, as described under "Organizational Structure—Reorganization Transactions—Offering Transactions."

          Prior to the offering, the Registrant expects to amend the Senior Secured Credit Facility and will draw on the facility to fund a dividend of $60 million to the Existing Owners to be paid prior to the consummation of this offering. We intend to cause Adeptus Health LLC to use the net proceeds to us from this offering to repay some or all of the then outstanding indebtedness under the Senior Secured Credit Facility (with such facility remaining outstanding after such repayment and amounts repaid available for re-borrowing to fund the construction of new facilities, purchase new medical equipment and for general corporate purposes). Any remaining proceeds will be used for general corporate purposes, including working capital to support our facility expansion efforts. The amounts currently outstanding under the Senior Secured Credit Facility were utilized to repay preexisting indebtedness, construct new facilities and support our working capital needs in relation to our growth efforts. As of March 31, 2014, we had approximately $82.0 million outstanding under the Senior Secured Credit Facility, excluding letters of credit and guarantees, with a weighted average interest rate of 8.5%. The Senior Secured Credit Facility matures on October 31, 2018.

          We intend to use $2.0 million of these proceeds to make a one-time payment to Sterling Fund Management, or SFM, an affiliate of our Sponsor, in connection with the termination of the Advisory Services Agreement. Pursuant to the Advisory Services Agreement, which we entered into with SFM on September 30, 2011, SFM has provided management, consulting and financial services to us and our subsidiaries. The Advisory Services Agreement has a five-year term and is automatically renewable for successive one-year periods, until such time that our Sponsor or any of its affiliates, in the aggregate, no longer beneficially own greater than 10% of the then-outstanding voting securities of First Choice ER, LLC. Notwithstanding the foregoing, in connection with the consummation of this offering, the Advisory Services Agreement will be terminated. See "Certain Relationships and Related Party Transactions—Advisory Services Agreement."

          If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we intend to purchase, for cash, an aggregate of 191,756 outstanding LLC Units from certain of the Existing Owners at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts and commissions, as described under "Organizational Structure—Reorganization Transactions—Offering Transactions." We will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholders."

Merger with Adeptus Health, Inc.

26.
Please tell us and disclose how many LLC units and therefore the percentage of ownership interests of Adeptus Health LLC would be acquired through your merger with the sole stock holder of SCP III AIV THREE-FCER Blocker., Inc. or "Merged Owner".

  In response to the Staff's comment and to assist the Staff's review, the Registrant has updated the following disclosure from page 60 of the Registration Statement and intends to include this or similar information in a subsequent pre-effective amendment to the Registration Statement.

          "SCP III AIV THREE-FCER Blocker, Inc., one of our Existing Owners, will merge with Adeptus Health Inc. or its wholly-owned subsidiary. As a result, Adeptus Health Inc. will acquire 3,785,087 LLC Units (or 18.3% of the economic interest in Adeptus Health LLC) owned by such Existing Owner and SCP AIV THREE-FCER Conduit, L.P., the stockholder of such Existing Owner, which we refer to as the Merged Owner, will receive 3,785,087 shares of our Class A common stock."

Offering Transactions

27.
We note that at the consummation of the offering, you intend to purchase for cash, newly issued LLC Units from Adeptus Health LLC and outstanding LLC Units from certain Existing Owners. In that regard, please identify for us these certain Existing Owners as well as disclosing how many LLC Units would be purchased from them.

  In response to the Staff's comment and to assist the Staff's review, the Registrant has updated the following disclosure from pages 60 and 61 of the Registration Statement and intends to include this or similar information in a subsequent pre-effective amendment to the Registration Statement.

          "At the time of the consummation of this offering, Adeptus Health Inc. intends to purchase, for cash, 4,900,000 newly-issued LLC Units from Adeptus Health LLC at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts and commissions. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we intend to purchase, for cash, an aggregate of 191,756 outstanding LLC Units from certain of the Existing Owners at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts and commissions. The Post-IPO Unit Holders will have the right to exchange their LLC Units (together with a corresponding number of shares of our Class B common stock) for shares of Class A common stock, in accordance with the exchange provisions of the Amended and Restated Limited Liability Company Agreement described below. Assuming that the shares of Class A common stock to be sold in this offering are sold at $20.50 per share (which is the midpoint of the range on the front cover of this prospectus) at the time of this offering, Adeptus Health Inc. will purchase from Adeptus Health LLC 4,900,000 newly-issued LLC Units for an aggregate of $86.2 million. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we intend to purchase from certain of the Existing Owners 191,756 LLC Units for an aggregate of $3.7 million. The issuance and sale of such newly-issued LLC Units by Adeptus Health LLC to Adeptus Health Inc. will correspondingly dilute the ownership interests of the Existing Owners in Adeptus Health LLC. Accordingly, immediately following this offering, Adeptus Health Inc. will hold a number of LLC Units that is equal to the number of shares of Class A common stock that it has issued, a relationship that we believe fosters transparency because it results in a single share of Class A common stock representing (albeit indirectly) the same percentage equity interest in Adeptus Health LLC as a single LLC Unit. The LLC Units held by the Post-IPO Unit Holders will be reflected as a non-controlling interest."

Unaudited Pro Forma Consolidated Statements of Operations for the Year Ended December 31, 2013

29.
Please provide a footnote disclosure reconciling the numerator for pro forma net income and the denominator for pro forma weighted average shares of Class A common stock in calculating the pro forma earning per share data.

  In response to the Staff's comment and to assist the Staff's review, the Registrant has included this information in Appendix A and intends to include this or similar information in a subsequent pre-effective amendment to the Registration Statement.

Consolidated Statements of Operations

46.
Please provide pro forma tax and EPS data on the face of the historical Consolidated Statements of Operations.

  In response to the Staff's comment and to assist the Staff's review, the Registrant has updated the following disclosure from pages F-4 and F-25 of the Registration Statement and intends to include this or similar information in a subsequent pre-effective amendment to the Registration Statement.

"For the year ended December 31, 2013 Pro Forma Information (unaudited)
Loss before provision for income taxes	$(2,264)
Pro forma provision for income taxes	(52)

Pro forma net loss	$(2,212)

Pro forma net loss per unit
Basic and diluted	$(0.16)
Weighted average pro forma units outstanding
Basic and diluted (1)	13,527,189
For the three months ended March, 31, 2014
Pro Forma Information (unaudited)
Loss before provision for income taxes	$(2,547)
Pro forma provision for income taxes	$(682)

Pro forma net loss	$(1,865)

Pro forma net loss per unit
Basic and diluted	$(0.14)
Weighted average pro forma units outstanding
Basic and diluted (1)	13,787,781
(1)
Based on expected conversion ratio in the initial public offering."

*    *    *    *    *    *    *

        Please call me at (212) 455-2948 if you wish to discuss the Registrant's proposed disclosures and our responses in this letter.

Very truly yours,
/s/ JOSEPH H. KAUFMAN
Joseph H. Kaufman
cc:
Securities and Exchange Commission
            Dana Hartz
            Andrew Mew
            Christina De Rosa

Adeptus Health Inc.
            Thomas S. Hall
            Graham B. Cherrington

Cleary Gottlieb Steen & Hamilton LLP
            David C. Lopez
            James D. Small

 APPENDIX A

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APPENDIX A